Walton RE Securities, LLC
Statements of Financial Condition
December 31, 2023 and 2022

	2023	2022
Assets		
Cash	$ 170,766	$ 74,500
Prepaid Expenses	19,636	22,514
Total Assets	190,402	97,014
Liabilities and Member's Equity		
Commissions Payable and Accrued Liabilities	88,648	4,801
Due to Related Party	11,995	1,200
Total Liabilities	100,643	6,001
Member's Equity	89,759	91,013
Total Liabilities and Member's Equity	$ 190,402	$ 97,014